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SEC. 08031022 .SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
      CONSOLIDATED RESEARCH, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

230 PARK AVENUE, 7th FLOOR
(No. and Street)

NEW YORK, N.Y.   10169
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
       JOSEPH N. STINEMAN   (212) 499-1351
                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

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CONSOLIDATED RESEARCH, LLC

CONTENTS

DECEMBER 31, 2007

Accountant's Report	1
Primary financial statements:	
Statement of Financial Condition	2
Statement of Income and Expense	3
Statement of Cash Flows	4
Statement of Changes in Members' Capital	5
Statement of Liabilities Subordinated to Claims of General Creditors	5
Notes to Financial Statements	6-7
Supplementary information:	
Computation of Net Capital	8
Aggregate Indebtedness	8
Reconciliation of Net Capital with Focus Report	9
Accountant's Report on Internal Accounting Control	10-11

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Members of
Consolidated Research, LLC

I have audited the accompanying statement of financial condition of Consolidated Research, LLC (the "company") as of December 31, 2007, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Research, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 20, 2008

CONSOLIDATED RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31 2007

ASSETS

Current assets:	
Cash and cash equivalents	$ 181,238
Receivables from brokers and dealers:	
Commissions receivable	$ 4,812
Prepaid expenses	3,374
Total assets	**$ 189,424**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:	
Accounts payable and accrued expenses	$ 79,027
Total liabilities	**79,027**
Members' capital	110,397
Total liabilities and members' capital	$ 189,424

See notes to financial statements.

2

CONSOLIDATED RESEARCH, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:

Commissions	$	197,300
Consulting fees		18,500
Other income		35,880
Interest and dividends		8,246
Total revenue		**259,926**

Expenses:

Product fees	$	137,707
Commissions paid to other broker-dealers		33,217
Communications and data processing		2,830
Regulatory fees and expenses		1,462
Consulting fees		43,200
Professional fees		8,591
Rent		27,150
Insurance		4,559
Other expenses		1,982
Total expenses		**260,698**

Income before Federal Income Tax	(772)
Less: Federal Income Tax	-0-
Net (loss)	**$ (772)**

See notes to financial statements.

3

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CONSOLIDATED RESEARCH, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Resources provided:

Decrease in receivable from clearing broker		$ 17,397
Decrease in other receivables		3,122
Capital contributed		15,150
Decrease in prepaid expenses		1
Total resources provided		**35,670**

Resources applied:

Net loss	$ 772	
Decrease in accrued expenses	50,276	
Decrease in obligation under capital lease	731	
Total resources applied		**51,779**

Decrease in cash	(16,109)
Balance, January 1, 2007	197,347
Balance, December 31, 2007	$ **181,238**

See notes to financial statements

4

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CONSOLIDATED RESEARCH, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

Members capital, January 1, 2007	$	96,019
Add: Capital contributed		15,150
Less: Net loss		(772)
Members' capital, December 31, 2007	$	110,397

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance, December 31, 2007	$	-0-

See notes to financial statements.

5

CONSOLIDATED RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. Nature of business:

Consolidated Research, LLC (the "Company") is a Delaware limited liability company formed on August 29, 2002. In March, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Office Equipment

Office Equipment is stated at cost less accumulated depreciation.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Soft Dollar Agreements

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e), which provides for payment of research and quote services. The cost associated with soft dollar arrangements are included in the product fees line item on the Statement of Operations.

Income taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to the New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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CONSOLIDATED RESEARCH, LLC

CONTINUED NOTES TO FINANCIAL STATEMENTS

3. **The following supplementary information is submitted:**
   Exemption from Rule 15c-3 is claimed under (k) (2) (b):

   All customer transactions are cleared through broker-dealers, Bear, Stearns Co., and Pershing, LLC on a fully disclosed basis.

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Net capital as reported on page 7 of this audited Form X-17A-5 indicated net capital of $83,398. In January 2008, the company filed Part IIA of form X-17A-5 (unaudited) and reported the same net capital of $83,398.

4. **Exemption from Rule 15c3-3**

   The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(I) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customer's.

5. **Commitments**

   The Company rents office space under a year to year lease. Rent expense recorded under this lease was $27,150 for the year ended December 31, 2007.

6. **Concentrations of credit risk**

   The Company maintains its cash balances in various financial institutions. These balances at times may exceed the amounts insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. Management does not anticipate any losses as a result of this concentration.

CONSOLIDATED RESEARCH, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

Capital		$ 110,397
Less: non-allowable assets		(3,374)
: Broker blanket bond deductible		(20,000)
Tentative net capital before haircuts		87,023
Less: Haircuts ($181,238 X 2%)		(3,625)
Net capital		**83,398**
Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $79,027)	**$ 5,269**	5,269
Excess net capital		**$ 78,129**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 79,027**
Percentage of aggregate indebtedness to net capital	**94%**

See notes to financial statements

8

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CONSOLIDATED RESEARCH, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2007

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 83,398
Audit Adjustments	-0-
Net capital per audited report, December 31, 2007	**$ 83,398**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of

CONSOLIDATED RESEARCH, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Consolidated Research, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(I) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2008



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$\mathcal{END}$

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT